Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
NCR Atleos Corporation is organized as a Maryland corporation. NCR Atleos has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.
Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the trading symbol “NATL”. The following description of our capital stock does not purport to be complete statements of the relevant provisions of our charter or of our bylaws and is qualified by reference to the Maryland General Corporation Law (the “MGCL”), and common law and the full texts of such documents or laws. The charter and bylaws are filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit is a part, and are incorporated by reference. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Maryland law) for complete information on NCR Atleos’ capital stock.
As used herein, unless otherwise expressly stated or the contest otherwise requires, the terms, “NCR Atleos”, “we”, “our” refer to NCR Atleos Corporation, a Maryland corporation.
General
NCR Atleos’ authorized capital consists of three hundred and fifty million (350,000,000) shares of common stock, par value $0.01 per share, of NCR Atleos, and fifty million (50,000,000) shares of preferred stock, par value $0.01 per share, of NCR Atleos. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the preferred stock may be set by the NCR Atleos Board of Directors from time to time. No shares of preferred stock are currently outstanding.
Common Stock
Voting Rights
The holders of the NCR Atleos common stock are entitled to one vote for each share on all matters voted on by the holders of the NCR Atleos common stock, including elections of directors, and, except as otherwise required by law or by the terms of any outstanding class or series of preferred stock, the holders of such shares will possess all voting power. The holders of the NCR Atleos common stock do not have any conversion, redemption or preemptive rights to subscribe for any securities of NCR Atleos and generally do not have appraisal rights.
Dividend and Liquidation Rights
Subject to the preferential rights of any outstanding class or series of preferred stock, the holders of NCR Atleos’ common stock will be entitled to such dividends as may be authorized from time to time by the NCR Atleos Board of Directors and declared by NCR Atleos from assets legally available therefor, and upon liquidation will be entitled to receive pro rata all assets of NCR Atleos available for distribution to such holders.
Preferred Stock
NCR Atleos’ charter authorizes the NCR Atleos Board of Directors to establish one or more classes or series of preferred stock and to determine, with respect to any class or series of preferred stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such class or series. In any such event, the rights of the holders of the common stock will be subject to the preferential rights of the holders of preferred stock. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by NCR Atleos’ stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which NCR Atleos’ securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%.
Certain Provisions of Maryland Law and our Charter and Bylaws

Business Combinations
The MGCL establishes special requirements for “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. An interested stockholder is defined as (i) any person who beneficially owns 10% or more of the voting power of a corporation’s then outstanding voting stock or (ii) an affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between a corporation and an interested stockholder unless the corporation’s board of directors approves the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined in the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of the corporation prior to the time that the interested stockholder becomes an interested stockholder.
Control Share Acquisitions
Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Control shares include shares of stock acquired within any range of voting power described above, even if the initial shares acquired within the applicable range of voting power are excluded from a control share acquisition. Except as otherwise specified in the MGCL, a “control share acquisition” means the acquisition of control shares.
If a person who has made or proposes to make a control share acquisition satisfies certain conditions (including an undertaking to pay expenses), the person may compel the board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at a meeting of stockholders, then the corporation may redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of control shares are considered and not approved, as of the date of such meeting.
If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting acquisitions of shares of NCR Atleos’ common stock from the control share acquisition statute. However, the NCR Atleos Board of Directors may amend the bylaws in the future to repeal or modify this exemption, in which case any control shares of NCR Atleos acquired in a control share acquisition will be subject to the control share acquisition statute.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by a vote of the remaining directors (whether or not they constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a majority requirement for the calling of a special meeting of stockholders.
Through provisions in the NCR Atleos charter and bylaws unrelated to Subtitle 8, the NCR Atleos Board of Directors has the exclusive power to fix the number of directors.
Special Meetings of Stockholders
The NCR Atleos Board of Directors, the Chairman of the NCR Atleos Board of Directors, President of NCR Atleos, or the Chief Executive Officer of NCR Atleos may call a special meeting of NCR Atleos’ stockholders. In addition, our bylaws provide that a special meeting of NCR Atleos’ stockholders to act on any matter that may properly be considered at a meeting of NCR Atleos’ stockholders shall be called by NCR Atleos’ Secretary upon the written request of stockholders entitled to cast not less than 25 percent of all the votes entitled to be cast on such matter at the meeting and following the procedures and containing the information required by the bylaws.

Advance Notice of Director Nominations and New Business Proposals
NCR Atleos’ bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to NCR Atleos’ notice of the meeting, (2) by or at the direction of the NCR Atleos Board of Directors or (3) by any stockholder of NCR Atleos who was a stockholder of record at the record date for the meeting, at the time of provision of notice and at the time of the meeting (including any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and who has complied with the advance notice procedures of the NCR Atleos bylaws.

To be timely, a stockholder’s notice will be required to set forth all information and certifications required under NCR Atleos’ bylaws and be delivered to NCR Atleos’ Secretary at the principal executive office of NCR Atleos not earlier than the 120th day nor later than 5:00 p.m., Eastern Time, on the 90th day prior to the first anniversary of the date of the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the 2023 annual meeting is treated as May 2, 2023) and in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the 2023 annual meeting is treated as May 2, 2023), notice by the stockholder to be timely must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.
NCR Atleos’ bylaws provide that only the business specified in the notice of the meeting may be brought before a special meeting of NCR Atleos’ stockholders. Nominations of individuals for election as directors at a special meeting of stockholders at which directors are to be elected may be made only (1) by or at the direction of the NCR Atleos Board of Directors or (2) if the special meeting has been called in accordance NCR Atleos’ bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date for the special meeting, at the time of provision of notice and at the time of the special meeting (including any postponement or adjournment thereof), who is entitled to vote at the special meeting in the election of each individual so nominated and who has complied with the advance notice procedures of the bylaws.
A stockholder’s notice will be required in all cases to contain certain information specified by NCR Atleos’ bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in NCR Atleos.
Election and Removal of Directors; Vacancies
The charter and bylaws of NCR Atleos provide that the number of NCR Atleos directors may be established only by the NCR Atleos Board of Directors but may not be more than twenty or fewer than the minimum number permitted by the MGCL, which is one. There is no cumulative voting in the election of directors, and directors are elected by a majority of the total votes cast for and against such nominee at a duly called special or annual meeting of stockholders at which a quorum is present; provided, however, that directors are elected by a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present for which the number of nominees is greater than the number of directors to be elected at the meeting.
Except as may be provided by the terms of any class or series of preferred stock, any director may be removed, but only for cause, and then only by the affirmative vote of the holders of a majority of the voting power of all shares of our stock entitled to vote generally in the election of directors.
Any vacancy on the NCR Atleos Board of Directors created by an increase in the number of directors may be filled by a majority of the entire NCR Atleos Board of Directors. Any individual so elected as director shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.
Extraordinary Actions; Amendment to Charter and Bylaws
As permitted by Maryland law, the charter of NCR Atleos permits NCR Atleos to amend the charter, consolidate, merge, convert into another form of entity, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve if such action is approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.
In addition, the bylaws of NCR Atleos may be altered or repealed and new bylaws may be adopted by the affirmative vote of a majority of the total number of directors that NCR Atleos would have if there were no vacancies on the NCR Atleos Board of Directors. The bylaws of NCR Atleos may also be amended, without action by the NCR Atleos Board of Directors, by the affirmative vote of the holders of a majority of the voting power of all shares of NCR Atleos stock entitled to vote generally in the election of directors, voting together as a single class.
Proxy Access
Our bylaws include provisions permitting, subject to certain eligibility, procedural and disclosure requirements, qualifying stockholders, or a qualifying group of no more than 20 stockholders, that have maintained continuous ownership of at least three percent of outstanding shares of NCR Atleos common stock for at least the three years prior to the NCR Atleos Secretary’s receipt of such stockholder’s or group of stockholders’ notice to require NCR Atleos to include in its proxy materials for an annual meeting of stockholders a number of director nominees not to exceed the greater of two nominees or 25 percent of the number of directors up for election. Notice of stockholder nominations for persons for election as a director that are to be included in our proxy statement must be delivered or mailed and received at the principal executive office of NCR Atleos, not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting (which, for purposes of the bylaws, the date of the proxy statement for the 2023 annual meeting shall be deemed to have been March 21, 2023).
Exclusive Forum
NCR Atleos’ bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action asserting solely claims arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of NCR Atleos, other than any action asserting solely claims under federal securities laws (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of NCR Atleos to NCR Atleos or to the stockholders of NCR Atleos or (iii) any action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos arising pursuant to any provision of the MGCL or the charter or the bylaws of NCR Atleos, or (b) any other action asserting a claim against NCR Atleos or any director or officer or other employee of NCR Atleos that is governed by the internal affairs doctrine. Unless NCR Atleos consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting solely a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.
Anti-Takeover Protections
Certain provisions in NCR Atleos’ charter and bylaws, including, without limitation, the requirement that directors can only be removed for cause and the advance notice provisions of our bylaws, as well as the business combination provisions of the MGCL, could delay, defer or prevent a transaction or a change of control of our company. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to one or more of the provisions of Subtitle 8, these provisions of the MGCL could have similar antitakeover effects. In addition, the NCR Atleos Board of Directors could authorize the issuance of a class or series of preferred stock that could, depending on the terms of such class or series, impede the completion of a merger, tender offer or other takeover attempt. The NCR Atleos Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of NCR Atleos. The NCR Atleos Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the NCR Atleos Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock. There are no present plans to issue any shares of preferred stock.

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